99.19

CONSENT OF TROY FULLER

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral resource calculations for the Fosterville gold mine; and

2. The annual information form of the Company dated March 23 , 2012, which includes reference to the undersigned's name in connection with information relating to the Fosterville gold mine and the properties described therein.

By: Troy Fuller
Title: Geology Manager
Company: Fosterville Gold Mine Pty Ltd.

Date: March 28th, 2012